Filed by United Technologies Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Rockwell Collins, Inc.

Commission File No. 001-16445

Date: September 6, 2017

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call EVENT DATE/TIME: SEPTEMBER 05, 2017 / 12:00PM GMT OVERVIEW: Co. announced that it has reached an agreement to acquire Rockwell Collins for approx. $30b. THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call Akhil Johri United Technologies Corporation—CFO and EVP Gregory J. Hayes United Technologies Corporation—Chairman, CEO and President Robert K. Ortberg Rockwell Collins, Inc.—Chairman, CEO and President C O N F E R E N C E C A L L P A R T I C I P A N T S David Egon Strauss UBS Investment Bank, Research Division—MD and Senior Research Analyst Jeffrey Todd Sprague Vertical Research Partners, LLC—Founder and Managing Partner Julian C.H. Mitchell Credit Suisse AG, Research Division—Head of Global Capital Goods Research Team, Director, & Lead Analyst for US Electrical Equipment Matthew Welsch McConnell RBC Capital Markets, LLC, Research Division—Analyst Myles Alexander Walton Deutsche Bank AG, Research Division—Director and Senior Research Analyst Nigel Edward Coe Morgan Stanley, Research Division—MD Peter J. Arment Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst Ronald Jay Epstein BofA Merrill Lynch, Research Division—Industry Analyst Samuel Joel Pearlstein Wells Fargo Securities, LLC, Research Division—MD, Co-Head of Equity Research & Senior Analyst PRESENTATION Operator Good morning, and welcome to the United Technologies conference call. On the call today from United Technologies are Greg Hayes, Chairman and Chief Executive Officer; Akhil Johri, Executive Vice President and Chief Financial Officer; David Gitlin, President, UTC Aerospace Systems; and Carroll Lane, Vice President, Investor Relations. Also on the call from Rockwell Collins is Kelly Ortberg, Chairman, President and Chief Executive Officer. This call is being carried live on the Internet, and there is a presentation available for download from UTC’s website at www.utc.com. The company reminds listeners that any forward-looking statements concerning the proposed transaction and its financial and business impact provided in this call are subject to risks and uncertainties. UTC and Rockwell Collins SEC filings, including the 10-Q and 10-K reports, provide details on important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements. In addition, in connection with the transaction to be discussed today, UTC will file with the SEC a registration statement, which will include a prospectus of UTC and a proxy statement of Rockwell Collins, that will contain important information about UTC, Rockwell Collins, the transaction and related matters. (Operator Instructions) Please go ahead, Mr. Hayes. Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Okay. Good morning, everyone. Thank you, Shannon. As you no doubt have all seen in the press release that went out last night, UTC has reached an agreement to acquire Rockwell Collins, of course, subject to the customary closing conditions, regulatory approval, and approval by Rockwell Collins share owners. This is a transformational acquisition for UTC. With the combination of UTC Aerospace Systems and Rockwell Collins, we expect this is going to create significant value for our customers and for our share owners while accelerating innovation with our combined aerospace businesses. Our companies have been built on a history and culture of breakthrough innovation, from Hamilton Standard to Sundstrand to Goodrich and now Rockwell Collins. We’ll be adding highly complementary products, capabilities and digital innovation to UTC’s existing aerospace business. 2

SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call more integrated, more connected and more cost-effective. The combined businesses significantly enhance our ability to meet increasing customer demands for comprehensive digital service offerings and also helps us better serve our customers in the aftermarket through broad field support network. Rockwell Collins also expands UTC’s R&D capabilities with further capacity to invest and innovate. And importantly, Rockwell Collins brings a track record of world-class electrical and software design. With at least $500 million in run-rate synergy opportunities by year 4, that’s mainly from reducing public company cost, procurement and duplicative SG&A costs, we should see EPS accretion after the first full year following closing. And we have clear line of sight to create value through greater efficiency across all of our platforms. Moving to Slide 2. Both UTC and Rockwell Collins operate diverse and balanced businesses in the markets we serve, and we remain bullish on the growth prospects for commercial aerospace over the long term. In addition to its excellence in avionics and flight controls, Rockwell Collins is also positioned to benefit from continued growth in addressing a wide range of technology requirements across many sectors as demonstrated by the recent Manpack radio contract award with the U.S. Army. Data service opportunities also continue to grow with the ARINC global network spanning 230 countries and delivering more than 7.5 billion messages a year. Also, Rockwell Collins’ capability in premium aircraft seating and cabin environment is on the leading edge of aerospace engineering and design. On Slide 3, a little bit about the heritage and the history of our businesses. Like the companies that created our UTC Aerospace Systems business, Rockwell Collins has been responsible for the development of technology that’s changed the course of aerospace history. Consider the contributions made to space exploration as an example. America’s Mercury astronauts wore spacesuits from Goodrich. A few years later, when Neil Armstrong set foot on the moon, it was with the life-support system designed by Hamilton Standard. And when his words were transmitted back to Earth, it was through a Collins radio. In the decades since, both companies have pioneered technologies that have made generations of aircraft safer, more capable and more efficient. On Slide 4. Today’s offerings from UTC and Rockwell Collins will enable us to create greater value for our customers as well as drive long-term growth in the business and position us to generate significant long-term value for our share owners. Our suite of capabilities will also provide greater options to meet customer demand for integrated systems and, ultimately, reduce weight and cost. The combined Rockwell Collins and UTC Aerospace division will be named Collins Aerospace Systems, reflecting the proud lineage of these 2 great companies. Kelly Ortberg will assume the role of Chief Executive Officer, with Dave Gitlin serving as President and Chief Operating Officer. On a pro forma basis, the combined businesses will generate about $23 billion of sales with a healthy mix of revenue across markets and regions. The aftermarket remains a significant contributor to the overall sales, and a great military business adds balance to the strong portfolio. On Slide 6, at the UTC level, we’ll continue to be well diversified. Pro forma sales would be $67 billion to $68 billion. That includes growing commercial businesses made up of our leading industry franchises: Otis and Carrier. These are global franchises that created their industries. In all, the commercial businesses will contribute more than 40% of UTC’s pro forma sales going forward. On Slide 7, as we look at the Rockwell Collins business, we have confidence that we’ll be able to achieve the synergies that will make this transaction accretive in the first full year following close, and we have the experience that comes from having done this before. You recall that our expectation upon the closing of the Goodrich transaction back in 2011 was that we would see $350 million to $400 million in synergies by year 5. We actually ended up achieving more than $600 million, which is approximately 7% of sales. For the Rockwell Collins deal, we expect synergies equating to about 6% of sales, that’s through a reduction in public company cost and duplicative SG&A and with greater efficiencies in procurement and increased productivities in the factories. We expect more than $500 million in synergies by year 4 inclusive of the opportunities from the B/E Aerospace acquisition recently completed. As always, UTC’s ACE operating system will be a key enabler in the achievement of these systems. And while we don’t include sales synergies in our M&A business case, we fully expect new opportunities to emerge from the combination of these world-class organizations. 3

SEPTEMBER 05, 2017 / 12:00PM, UTX - United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call

I'll be back to share some closing thoughts on near-term execution across the UTC businesses and take questions with everyone, but first, let me hand it off to Akhil to walk you through the transaction details. Akhil?

Akhil Johri - *United Technologies Corporation - CFO and EVP*

Thank you, Greg. Good morning, everyone. I'm on Slide 8.

Looking at the valuation and terms, the total transaction is sized at approximately $30 billion, including the assumption of $7 billion in Rockwell Collins net debt. The $23 billion consideration for equity is expected to be funded with 2/3 cash and 1/3 UTC stock. We expect to bring back about $1 billion of foreign cash and raise approximately $14 billion of new debt in order to finance the cash portion of the transaction prior to close. We anticipate closing by Q3 2018, and we'll work diligently with regulators to support a timely and successful conclusion. As Greg said, we expect accretion after first full year following close, so that's late 2019, and that is including the headwinds from amortization associated with intangibles.

Moving to Slide 9. As many of you would probably know, Rockwell Collins brings with it increasing cash-generation capacity as they put the investment cycle behind them, and even better news is that the cash generation is largely U.S. based. As we think about post-transaction capital deployment, first priority will remain investments to support superior organic growth goals.

Next, dividend. No change is expected to that. We have a history of long dividend payments to our shareholders, and we expect to continue a payout of 35% to 40% dividend.

As you can also imagine, this transaction will stretch our credit metrics, and deleveraging to maintain strong investment-grade rating will remain very critical for us. To that end, we expect to suspend share buyback for next 3 to 4 years, and that includes roughly $2 billion that is left over from our $3.5 billion commitment this year. M&A will be limited as well. We will also explore opportunities to repatriate cash and divest noncore assets.

With that, let me turn it back to Greg.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO and President*

Okay. Thanks, Akhil. We're obviously very excited about welcoming Rockwell Collins to the UTC family and what it means for all of our stakeholders in both UTC and Rockwell Collins.

Before we open it up to questions, let me just take a moment to talk about execution in the near term. Delivering on our commitments remains the first priority even as we move forward into the next phase of completing this transaction and then combining Rockwell Collins and our UTC Aerospace Systems business. As we've discussed throughout the year, we continue to focus on the things that we can control, and that includes product cost reduction at our aerospace systems business; fielding more than 130 new products at our Climate, Controls & Security business; transforming our Otis service operations; and executing on the production ramp of the Geared Turbofan at Pratt & Whitney. These priorities do not change with this announcement. We continue to feel very good about our 2017 sales and earnings outlook, which we revised upward just a few weeks back in the quarterly earnings call, and we remain focused on delivering these results throughout the balance of the year.

Once we've captured the planned synergies and made progress towards reducing leverage back to historical levels at the UTC level, we'll be better positioned to look at a full range of strategic options for UTC. We've demonstrated that we have the ability and know-how to integrate large acquisitions, and I have full confidence that the team can do it again. From Kelly and Dave Gitlin working together, they will make this a success.

With that, let me open it up for questions. Shannon?

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SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call Operator (Operator Instructions) Our first question comes from Julian Mitchell with Credit Suisse. Julian C.H. Mitchell—Credit Suisse AG, Research Division—Head of Global Capital Goods Research Team, Director, & Lead Analyst for US Electrical Equipment Congratulations on the news. Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Thanks, Julian. Julian C.H. Mitchell—Credit Suisse AG, Research Division—Head of Global Capital Goods Research Team, Director, & Lead Analyst for US Electrical Equipment I guess my first and only question would be around the logic behind — it looks as if a big rationale for the deal is perhaps to try and combat increased airframer pressure on the aerospace supply chain. If you could just give some context as to how important that consideration was behind this deal. And then if it was quite a large factor, why did you think it made more sense for UTX to increase its exposure to commercial aerospace versus perhaps reduce it given those industry changes that are underway? Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Julian, it’s a very good question. I think first and foremost, we all recognize that the competitive landscape in commercial aerospace continues to be more and more competitive every single day. At the same time, we also believe that the growth trajectory of commercial aerospace will continue for the next 10, 15, and 20 years. So the long-term prospects are solid. At the same time, we all recognize that our customers, both the airlines as well as the OEMs, are always looking for cost reductions, they’re looking for innovative solutions and services, and the combination of Collins with our aerospace systems business gives us the scale to both innovate and reduce costs to meet the needs of those customers. And I think if there’s anything people take away from this deal, it’s that this will be good for our customers. This will be good for the industry because it gives us the scale to do things that we couldn’t do on our own. Operator Our next question comes from Sam Pearlstein with Wells Fargo. Samuel Joel Pearlstein—Wells Fargo Securities, LLC, Research Division—MD, Co-Head of Equity Research & Senior Analyst Greg, I was wondering if you could just kind of — this is somewhat of a 2-part question. But you’ve talked in the past about the stock being below intrinsic value, and so I’m wondering why you’re issuing stock at this price when the accretion is clearly better and you could raise the debt to just pay all cash. And then secondly, how do you think about trying to unlock that value in the future? And does it make sense to keep the entire enterprise together?

SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call Well, you cut right to the heart of it, Sam, don’t you? Well, first of all, I would tell you that we do believe that the UTC share price is undervalued based upon what we believe to be the intrinsic value of the company, full stop. No argument with you on that. At the same time, we have some limitations around the credit metrics, and trying to maintain an investment-grade rating on the debt is very important for the whole enterprise. And so we think we came to a good balance of 1/3 stock, 2/3 debt. Obviously, the more debt we can issue, the more accretive this becomes. That’s pretty simple math. We recognize that. But at the same time, we also recognize that we have to borrow some money, probably about $15 billion here, and being able to have access to the debt markets at a reasonable cost means you’ve got to continue to have an investment-grade rating. So again, no magic, but more cash, less stock clearly was something that we were focused on. As far as the longer-term prospects, Sam, I would tell you there’s nothing changing today. As we said in the press release and what I’ll repeat again is, our first priority is to get this deal closed. That will take probably 9 to 12 months. Once the deal is closed, integration is underway and we’re confident in getting the synergies, we will have a large aerospace business and a large commercial business. And then we’ll have an opportunity, I think, to see what makes most sense in terms of share owner value creation. If we still think the stock price is significantly lower than intrinsic value, then we’ll take a look at different options that we might have around the portfolio. If the stock price moves more closely towards full value, perhaps our options will have a different outcome. All we’re trying to recognize is the fact that we’re not stuck with the portfolio that we have today, but we’re going to look for opportunities to maximize value. Operator Our next question comes from Nigel Coe with Morgan Stanley. Nigel Edward Coe—Morgan Stanley, Research Division—MD So obviously, strategically, no one is going to say this deal doesn’t make perfect sense. I mean it’s been sort of the logical deal for a decade. So I guess my one question is, why now? And perhaps also, does the addition of the BEAV assets make Collins more attractive than maybe a year ago? Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Yes. It’s interesting, Nigel. We were thinking about this — I joined Sundstrand back in 1989, and one of the first acquisitions that we’ve talked about or wanted to look at was Rockwell Collins. So it’s only been 30 years that we’ve been thinking about this deal. So the strategic rationale is simple, I think. That’s not really a question. As far as the timing, I think it just comes down to a little bit of serendipity, the fact that I was able to talk to Kelly, we were able to come to an agreement. But we both recognized early on in this process about bringing the companies together what sense it made and what kind of value we could add to the customers by bringing these 2 great companies together. So that logic was so apparent. It just was a question of: Can we get this done? Can we get it done at a value that’s good for both the Collins share owners as well as for the UTC share owners? And I think we’ve done exactly that. Kelly is sitting here. So I’m going to actually turn it over to him, and he can maybe tell you a little bit about why now. But I would tell you it may be late, but it’s better than never having happened. Robert K. Ortberg—Rockwell Collins, Inc.—Chairman, CEO and President Yes, Nigel. As we look — I think there’s a great inflection point in the market as we’re moving to a new digital connected airplane environment. All the systems on the aircraft are becoming electrical, mechanical. With our software and connected aircraft capabilities and the broad UTC portfolio, we see great opportunities to deliver more value to the customers for next-generation aircraft but also to deliver a lot more service offerings to our airline customers as we digitize these aircraft. So I think the timing is actually perfect for us to come together and create this new digital aircraft environment. 6

SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call Our next question comes from Ron Epstein with Bank of America Merrill Lynch. Ronald Jay Epstein—BofA Merrill Lynch, Research Division—Industry Analyst Yes. And congratulations. So Greg, let’s back up here. So back to the timing question. I’m still trying to get my head around that. I think some investors are going to say, I’m certain because I’ve already been asked this, you’re buying a company that just bought a company. So you’re kind of like paying a double premium for the interiors business. And what does the interiors business at all have to do with the connected airplane? Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Okay, Ron. Let’s talk a little bit of math here first. We are cognizant of the fact that Rockwell Collins just completed the acquisition of B/E Aerospace. And when we looked at B/E Aerospace, we saw some good synergy opportunities along with our interiors business that Mr. Gitlin has been running here for the last 5 years. So B/E Aerospace is a great asset. They’ve got a great connection with the customers. It’s buyer furnished equipment. It’s not something we supply directly to the OEMs. And they’ve got a great channel to market that we think we can actually push more of our own products through. As far as the premium, as I look at it, we paid about a 25% premium for all of Rockwell Collins. If you take out the B/E premium — or you take out the B/E equity value from Rockwell, what we’re actually paying is about a 30% premium on the legacy Rockwell and not an additional premium on B/E Aerospace. Obviously, 30% premium, it’s about what market would be for an asset like Rockwell Collins, and we feel very comfortable we didn’t overpay. We paid a full and fair price. But we think it’s a price at which we can say, “Look, we will see solid synergies. We’ll see solid earnings accretion.” And this is just a great combination on so many levels where I don’t think anyone will say that we overpaid at the end of the day. Ronald Jay Epstein—BofA Merrill Lynch, Research Division—Industry Analyst Yes. Strategically, I get the portfolio mix. And then maybe just one last question for Akhil, if you can answer this. Was there anybody else involved in this process? Were you guys the only guys looking at Collins right now? Or was there somebody else hunting for it, too? Akhil Johri—United Technologies Corporation—CFO and EVP That’s a better question for Kelly, Ron. Robert K. Ortberg—Rockwell Collins, Inc.—Chairman, CEO and President Ron, look, when we do the proxy filing, you’ll see there’ll be a section in that proxy filing that will be a background of the merger. I’m not going to get ahead of that. You’ll be able to see the whole story in the background of the merger. That will come out at a later date. Operator Our next question comes from Myles Walton with Deutsche Bank. Myles Alexander Walton—Deutsche Bank AG, Research Division—Director and Senior Research Analyst Greg, you’ve talked about previously, when there was another kind of acquisition of you guys on the table, about customer dislike of higher and higher scale in aerospace systems in particular. And given your conversations with your customers today, obviously, you’ve done some vetting on this process. How is the reaction different? And then secondarily, I think you talked about some of these cost savings going to customers. So are 7

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these synergies, this $500 million, really drop-through synergies to your earnings run rate? Or is that cost takeout that will be shared with the customers?

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO and President*

So let me take the second part first, which is the easier part, which is the $500 million is net of whatever we think we may have to do from a concession standpoint with the customers, although we don't think that number is significant. We have factored in the fact that the customers will be looking for cost reduction. Some of the savings will naturally accrue to them, and we'll have those discussions with our customers in due course. As far as the customer reaction, this is a very different deal than the Honeywell deal. If you recall, with Honeywell, there was somewhere between $8 billion and $10 billion of product overlap on the aerospace side. For this combination, we're talking only a couple of hundred million dollars of overlap, so there's not a big divestiture risk. And I think, again, you're not seeing consolidation in individual systems. We'll be able to offer a huge suite of systems across the airframe, but this is not like we're eliminating any competition anywhere across the business. So I think it's a very different conversation with our customers, especially given as we've talked before about the opportunity to create value for them. Imagine the ability to combine these systems architecture to reduce weight, to reduce cost for the airlines. Those are the things that I think they're going to be interested in as opposed to simply the scale of these combined businesses.

Operator

Our next question comes from Jeffrey Sprague with Vertical Research.

Jeffrey Todd Sprague - *Vertical Research Partners, LLC - Founder and Managing Partner*

Congrats, guys.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO and President*

Thanks, Jeff.

Jeffrey Todd Sprague - *Vertical Research Partners, LLC - Founder and Managing Partner*

I guess just a multipart question since I get one. First, I'm wondering if this changes or triggers any change of control in the Collins contracts. And any ramifications around that? And I was hoping Akhil could just put a finer point on some of the deal math, namely what you think your financing cost will actually be on the debt raise and what the amortization actually looks like as you work through that.

Robert K. Ortberg - *Rockwell Collins, Inc. - Chairman, CEO and President*

Well, this is Kelly. Let me first answer the change of control. Obviously, this is a change of control, so it does trigger the change of control agreements. Those are outlined in our proxy statement, so you can go take a look at what those change of control agreements are.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO and President*

Again, I don't think there's -- to your question though, Jeff, this is just normal situation as it comes to change of control. We had the same issue with Goodrich that we had to work through with the customers, and that we'll have to work through with the customers going forward with Rockwell Collins. So we don't see anything that is a showstopper. Obviously, there will be a lot of discussion again going back to the idea of how you create value for your customers. That'll be part of that. But we don't see anything that's going to stop this transaction from happening.

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SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call Akhil Johri—United Technologies Corporation—CFO and EVP With regard to your math questions, Jeff, I know you guys are all keen to work up your models, but just it’s too early, frankly, at this point. I think what we have assumed is slightly under 4% borrowing costs for the debt that we will issue. With regard to intangibles amortization, right now, there is not as much data. You know how much work goes into computing the intangibles amortization. So at this point, I think outside in, you can kind of look at the normal level of amortization that comes with a transaction of this type. But in reality, there’ll be several months of effort jointly between the Rockwell team and our team and with the outside advisers to come up with a precise intangibles number. So we will in due course provide you that. But I think, for borrowing cost, more like around 4%. Operator Our next question comes from David Strauss with UBS. David Egon Strauss—UBS Investment Bank, Research Division—MD and Senior Research Analyst Congratulations. Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Thanks, David. David Egon Strauss—UBS Investment Bank, Research Division—MD and Senior Research Analyst Just a quick follow-up on that and then a question for you, Greg. Akhil, are there any accounting conformity issues here like we had with Goodrich? I know Collins has a preproduction amortization that I think it was supposed to go away in 2019. What do you see there? And then, Greg, in terms of full range of strategic options, can you maybe give a little bit more color there? I know in the past, you said having the current UTC portfolio altogether as it stands today makes more sense than breaking it apart. How should we interpret that comment in terms of full range of strategic options? Akhil Johri—United Technologies Corporation—CFO and EVP So accounting conformity, as you know, the bigger thing, David, right now, is the change in the revenue standards that’s coming up. Rockwell has had discussions with SEC on their own and come up with a proposal that they are going forward with. We have our own discussions going on with adoption of the revenue standards. So I think we’ll look at both of those and see what impact it has on the combined entity going forward. So again, more to come on that. I can’t specifically give you an answer one way or the other today without fully understanding the position that Rockwell has and we have and making sure there is nothing too disconnected between the 2 positions. Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President David, as it relates to discussion around the full range of strategic options, I guess we’ll use that term, what it means is we’re going to look at the whole portfolio and see what makes sense from the share owner value creation. If we continue to see UTC stock trade below intrinsic value, I think that might give us a different answer than if we see the stock move up to what we think is much closer to intrinsic value. You have to keep in mind 2 things though. One is we need the cash flows from all of the businesses to help pay down some of this debt. So we need some time to work through that, to get the synergies and to get some of the debt paid down. Secondly, there’s also significant negative synergies associated with splitting parts of the company off. We saw this with Sikorsky a couple of years ago when we looked at spinning Sikorsky into a stand-alone public company. And you can think about $200 million of, I would call them, negative synergies associated with a stand-alone company. Now if they trade 9

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a lot higher than what UTC is trading at together and you can justify the negative synergies, that might get you to one answer. But it's just speculation at this point. I think we're going to look -- I wanted to put it out there because, as I said when I started this job, we want to be the activists. That's my job, that's Akhil's job, that's the job of management team, is to ask these tough questions and get to the right answer to increase share owner value.

Operator

Our next question comes from Peter Arment with Baird.

Peter J. Arment - *Robert W. Baird & Co. Incorporated, Research Division - Senior Research Analyst*

Yes. Congratulations, Greg, Akhil, Kelly. Greg -- or maybe this is for Akhil. On the -- back to just that leverage comment. On a pro forma basis, where do the ratios actually end up from an EBITDA perspective? And then how quickly -- what is the plan on kind of the deleveraging of that?

Akhil Johri - *United Technologies Corporation - CFO and EVP*

So look, as you know, S&P and Moody's both have slightly different ways they compute the rating metrics. What I can tell you is that when you include the pension deficits and all other factors that they take into account, the ratios get uncomfortably high at the current A, A-, A3 rating that we have. So obviously, there is some discussion going on. We've had dialogue with the rating agencies. It will stretch our financial metrics. We know keeping our strong investment-grade rating, the A3, A-, is very, very important for us, which is why we are talking about some deleveraging being a high priority for the company going forward. It would take us a few years to work those ratios back down to acceptable levels. The dividend will remain high priority, and investments in organic business are number one. So other than that, everything else will become very, very limited.

Operator

And our last question comes from Matt McConnell with RBC Capital Markets.

Matthew Welsch McConnell - *RBC Capital Markets, LLC, Research Division - Analyst*

Congratulations.

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO and President*

Thanks, Matt.

Matthew Welsch McConnell - *RBC Capital Markets, LLC, Research Division - Analyst*

So how would divestitures fit into deal funding? Are there pieces that you could consider selling as part of the funding of the deal?

Gregory J. Hayes - *United Technologies Corporation - Chairman, CEO and President*

Obviously, with a portfolio as broad as what UTC has today, there's always pieces of the pie that might not fit as well as others. So we'll look at that. And again, I think it will go to the cash metrics -- that is if we're selling a high-margin business with a lot of EBITDA, that's not actually going to help the credit metrics. However, if we can sell a business at a significant premium, perhaps that would. So we will look at all of the assets out there. It's

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SEPTEMBER 05, 2017 / 12:00PM, UTX—United Technologies Corp To Acquire Rockwell Collins For $30 Billion M&A Call that whole portfolio, are there things that we might be better off selling as opposed to trying to keep and pay down the debt even faster. Akhil Johri—United Technologies Corporation—CFO and EVP Right. The only other point I would say is, Matt, to keep in mind the tax base of any divestitures that we look at. That can also have an impact on the metrics overall, so the leakage, et cetera. So we’ll have to keep all that into account. Operator This concludes the Q&A session. I would now like to turn the call back over to Greg Hayes for closing remarks. Gregory J. Hayes—United Technologies Corporation—Chairman, CEO and President Yes. Thank you, Shannon, and thanks, everyone, for listening in. Obviously, it’s a big day for UTC and for Rockwell Collins. I want to welcome Kelly Ortberg and the whole of the Rockwell Collins organization to the UTC family. It’s one of those times in life where, having gone through it myself from the Sundstrand acquisition of UTC back in ‘99, creates a lot of uncertainty, but mostly it creates a lot of opportunity. And I think bringing these companies together will add a lot of value not just to our customers but to all the stakeholders, our employees and our communities across the globe. So welcome, Kelly. And thank you all for listening today. Carroll Lane and his team will be around all day today to answer any follow-up questions you might have, and we look forward to seeing you guys in the coming weeks and months. Take care. Thanks. Operator Ladies and gentlemen, this concludes today’s conference. Thank you for your participation, and have a wonderful day. DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2017, Thomson Reuters. All Rights Reserved. 10904807-2017-09-06T14:09:59.760 THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us ©2017 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

Cautionary Statement

This document contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) future levels of indebtedness and capital spending and research and development spending; (4) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (5) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition; (6) delays and disruption in delivery of materials and services from suppliers; (7) company and customer-directed cost reduction efforts and restructuring costs and savings and other consequences thereof; (8) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of the parties to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (22) risks associated with transaction-related litigation; (23) the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; and (24) the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs

Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.